Exhibit 99.1

ELBIT IMAGING ANNOUNCES INSIGHTEC’S FIRST NON-INVASIVE TECHNOLOGY FOR TREATMENT OF UTERINE FIBROIDS AWARDED MHLW APPROVAL IN JAPAN

Tel Aviv, Israel, January 14, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”  “Company”) that it’s subsidiary, InSightec Ltd., announced today that Japan’s Ministry of Health, Labor and Welfare (MHLW) has approved the company’s ExAblate® MR-guided Focused Ultrasound (MRgFUS) system for the treatment of women with uterine fibroids.

ExAblate is currently the only noninvasive treatment for uterine fibroids approved for use in Japan.

InSightec Ltd. estimates that approximately 25% of Japanese women will develop symptomatic uterine fibroids, primarily during childbearing years. These benign tumors can significantly impair functionality and degrade quality of life, resulting in significant work absences.

Using the ExAblate system, the physician uses the Magnetic Resonance Imaging (MRI) to visualize the patient’s anatomy and then aims focused ultrasound waves at the targeted tissue to thermally ablate, or destroy it. The MRI allows the physician to monitor and continuously adjust the treatment in real time. An additional benefit of using InSightec’s ExAblate system is that during the procedure to destroy the targeted tissue, patients require only limited conscious sedation as opposed to full sedation.

The ExAblate system received the CE Mark for uterine fibroids in October 2002 and US Food and Drug Administration (FDA) approval in 2004. Over 5,500 women around the world have chosen to undergo the non-invasive ExAblate treatment for their symptomatic uterine fibroids over invasive surgery.

GE Healthcare is the approval holder and distributor of ExAblate in Japan.

Dr. Kobi Vortman, President and Chief Executive Officer of InSightec, said: “The approval was based on a growing body of evidence showing that ExAblate is a safe, effective, and durable treatment for this widespread, life-impacting condition. ExAblate is an outpatient procedure and patients normally return home the same day and to work within one to two days compared to lengthy hospitalizations and recovery times associated with more invasive procedures such as hysterectomy, myomectomy or UAE.”

Dudi Machluf, Chief Executive Officer (Co-CEO) of Elbit Imaging, said: “InSightec’s technology is the first non-invasive treatment for uterine fibroids approved for use by Japan’s Ministry of Health, Labor and Welfare (MHLW), an accomplishment which speaks for itself. In receiving this approval, InSightec made significant progress towards increasing its activity in Japan and receiving  reimbursement. We expect that InSightec will leverage the great potential capitalized in this in this market.”

About InSightec

InSightec Ltd. is a privately held company owned by Elbit Imaging, General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 160 employees and has invested more than $130 million in research, development, and clinical investigations. Its U.S. headquarters are located in Dallas, Texas. For more information, please go to: http://www.insightec.com/

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

About Elbit Imaging Ltd.
The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities - (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form  20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il